Exhibit 1.1

PROMISSORY NOTE

$300,000	December 21, 2018

For Value received, Sharing Services, Inc. promises to pay Alchemist Holdings Group the principal amount of Three Hundred Thousand Dollars. ($300,000.00).

1.	Term: This Note is payable on demand.

2.	Interest: This is a non-interest bearing note.

3.	Governing Law: The Note is to be governed by and construed under the laws of the State of Texas.

In Witness Whereof, the parties hereto have executed this Agreement.

Signed /s/ Frank A. Walters	Signed /s/ Robert Oblon
Date December 21, 2018	Date December 21, 2018
Frank A. Walters, CFO	Robert Oblon
Sharing Services, Inc.	Alchemist Holdings Group
1700 Coit Road Ste 100	3820 American Drive Ste 300
Plano, TX 75075	Plano, TX 75075